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                                                                   Exhibit 4.17

                             [DRAXIS LETTERHEAD]


                                                             September 3, 1996

DELIVERED

Mr. James A.H. Garner
14 MacNaughton Road
Toronto, Ontario
M4G 3H4

Dear Mr. Garner:

     We are pleased to offer you employment with Draxis Health Inc. ("Draxis") on the following terms and conditions.

1.   EMPLOYMENT

     You shall be employed as the Vice-President Finance and Chief Financial Officer of Draxis on the terms and conditions contained in this Agreement. You shall report to the Chief Executive Officer of Draxis. As Vice-President Finance and Chief Financial Officer, you shall be responsible for the financial affairs of Draxis. In addition, you will perform any additional employment responsibilities assigned to you by the Chief Executive Officer from time to time.

2.   TERM OF EMPLOYMENT

     The term of your employment is indefinite. A "Contract Year" is a calendar year, except that the first Contract Year shall begin on the date that you accept this offer of employment and end on December 31, 1996.

3.   BASE SALARY

     Draxis will pay to you a salary of $160,000 per annum, payable semi-monthly in arrears ("Base Salary"). Your salary shall be subject to review in accordance with Draxis's regular administrative practices of salary review applicable to the executive employees of Draxis. Any salary increases shall be determined on merit by the Chief Executive Officer and shall be effective from the commencement of each Contract Year. The Chief Executive Officer will advise you of any changes to your salary in advance of the implementation date.

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                                      -2-

4.   SIGNING BONUS

     Upon the acceptance by you of this offer of employment:

     (i)    Draxis shall pay to you a lump sum of $25,000; and

     (ii) Draxis shall make available to you an interest free loan in the amount of $25,000. The outstanding amount shall be repaid no later than the earlier of the third anniversary of the date that you accept this offer of employment and the date upon which your employment terminates. The loan shall be repaid in 72 equal semi-monthly instalments, to be deducted from your regular salary payments. You shall be entitled to prepay all or any part of the outstanding amount at any time. You shall execute a promissory note, prior to the loan being advanced, confirming the terms of repayment. You authorize Draxis to deduct, when repayable, the outstanding amount from any salary or other amounts owed to you.

5.   BENEFITS

     You will be entitled to participate in all benefit plans which Draxis shall from time to time make available to its executive employees, including any pension or life insurance arrangements which may be established, subject to applicable eligibility rules thereof. The benefits currently offered are:

     - major medical
     - dental
     - group life
     - long term disability
     - accidental death and dismemberment

6.   STOCK OPTION PLAN

     You will be entitled to participate in the Stock Option Plan of Draxis, in accordance with the terms and conditions of that plan. Upon acceptance by you of this offer of employment, the Draxis Board of Directors shall grant to you 225,000 stock options which shall vest over a five-year period as follows:

     (a) 20% on the first anniversary of the date of the grant;

     (b) 20% on the second anniversary of the date of the grant;

     (c) 20% on the third anniversary of the date of the grant;

     (d) 20% on the fourth anniversary of the date of the grant;

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                                      -3-



     (e) 20% on the fifth anniversary of the date of the grant.

The price of each option shall be the closing price of the Draxis shares on The Toronto Stock Exchange on the trading date immediately preceding the date of grant. The options may be exercised at any time within 10 years after the date of the grant, subject to vesting as set out above.

7.   STOCK PURCHASE AND BONUS PLAN

     You will be eligible to participate in the Stock Purchase and Bonus Plan which Draxis shall from time to time make available to employees, subject to applicable eligibility rules thereof and in accordance with the terms and conditions of that plan. In respect of the 1996 calendar year, you shall be entitled to participate based on employment during 4/12ths of the year.

8.   EMPLOYEE PARTICIPATION SHARE PURCHASE PLAN

     You will be eligible to participate in the Draxis Employee Participation Share Purchase Plan which Draxis shall from time to time make available to its employees, subject to applicable eligibility rules thereof and in accordance with the terms and conditions of that plan.

9.   INCENTIVE BONUS

     In addition to the Base Salary, each Contract Year except 1996, you will be eligible to receive an incentive bonus to a maximum amount of $75,000 (prorated for part Contract Years), based upon the satisfactory achievement of corporate and personal objectives mutually agreed upon at the commencement of each Contract Year. The incentive bonus shall be calculated as follows:

     (a) up to $40,000 (maximum) (prorated for part Contract Years) upon achievement of corporate objectives; and

     (b) up to $35,000 (maximum) (prorated for part Contract Years) upon achievement of personal objectives.

The incentive bonus, if any, shall be paid within 60 days following approval by the Draxis Board of Directors of the annual audited financial statements of Draxis for the Contract Year.

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                                      -4-


10.  DISCRETIONARY BONUS

     The Chief Executive Officer and the Compensation Committee, in their sole discretion, may award a discretionary bonus to you for a Contract Year based upon extraordinary achievement. The discretionary bonus may take the form of a special award of participation shares, a cash payment or an increase in Base Salary. Payment of a discretionary bonus is not guaranteed and payment of a discretionary bonus in any prior year is not a promise or guarantee of payment in subsequent years. Further, to receive a discretionary bonus, you must be employed on December 31 of the Contract Year for which the bonus is awarded.

11.  VACATION

     Each Contract Year, you will be entitled to five weeks vacation to be taken at a time or times reasonable for each of Draxis and you. There shall be no vacation time carried over from one Contract Year into the next, unless previous authorization has been received from the Chief Executive Officer. For the Contract Year 1996, you shall be entitled to a prorated number of weeks of vacation.

12.  MEMBERSHIP FEES

     Draxis shall pay your annual membership fees for the Toronto Board of Trade.

13.  OTHER PERQUISITES

     (a) Draxis shall provide to you a computer and cellular telephone. Draxis shall reimburse you, upon receipt of suitable invoices, for the cellular telephone charges incurred in connection with your employment hereunder.

     (b) Draxis shall reimburse you on demand for the reasonable out of pocket expenses incurred by you to a maximum of $4,000 for independent legal advice and services in connection with the negotiation and settlement of this Agreement and the employment arrangements contemplated hereby.

     (c) At your request and upon prior approval by the Chief Executive Officer, you will be entitled to participate in at least one personal/professional development course annually.

14.  EXPENSES

     Draxis shall reimburse you for all authorized travelling and other out of pocket expenses actually and properly incurred in connection with your employment with Draxis. For all such expenses, you will furnish statements and vouchers as and when required by Draxis.

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                                      -5-

15.  DEDUCTIONS

     All salary and other payments and allowances outlined in this Agreement are subject to such withholding and deduction at source as may be required by law.

16.  EMPLOYEE'S COVENANTS

     You shall devote the whole of your working time, attention and ability to the business of Draxis and shall use your best efforts to promote the interests of Draxis.

     Further, you shall duly and diligently perform all the duties assigned to you while in the employ of Draxis and shall well and faithfully serve Draxis. While employed with Draxis, you shall not, without the prior written consent of Draxis, engage or otherwise be concerned in any other business or occupation, or become a director, officer, agent or employee of any other entity.

17.  CONFIDENTIAL INFORMATION, NON-SOLICITATION AND NON-COMPETITION

(a) NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

         You acknowledge that, as Vice-President Finance and Chief Financial Officer of Draxis, you may create, have access to, and/or require knowledge of confidential and commercially valuable information of Draxis, the unauthorized use or disclosure of which could cause Draxis serious and irreparable damage.

         Upon acceptance by you of this offer of employment, you will execute and deliver to us the Confidentiality Agreement enclosed with this Agreement.

         You also will execute and deliver to us the Code of Ethics enclosed with this Agreement.

(b) NON-SOLICITATION AND NON-COMPETITION

         (1) You acknowledge that the pharmaceutical industry is a highly competitive business. You are a key executive of Draxis, and as a result of your senior position within Draxis, you will acquire Confidential Information (as that term is defined in the Confidentiality Agreement). You further acknowledge that Draxis develops and markets its products on the North American basis. Accordingly, you agree that in the course of your employment with Draxis, and thereafter for a period of one year (or if such period is held to be excessive by a court of competent jurisdiction then for a period of six months), you shall not, without the prior written authorization of the Chief Executive Officer of Draxis, whether as principal, as agent, or as an employee of, or in partnership or association with, any other Person, in any manner whatsoever directly or indirectly:

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                                      -6-


         (i) become employed by or associated or affiliated with any Competitor of Draxis in North America;

         (ii) seek to employ or encourage others to employ or otherwise engage employees, agents or subcontractors of Draxis, (who are employees, agents or subcontractors of Draxis at the time of termination of your employment under this Agreement) or seek to in any way disrupt their business relationship with Draxis;

         (iii) obtain by any means whatsoever the business of any Person who, at the time of the termination of your employment under this Agreement, was a customer of Draxis, if to obtain such business would result in a reduction of that Person's business with Draxis; or

         (iv) approach any Person who at the time of the termination of your employment under this Agreement was a customer of Draxis with the intention of soliciting or enticing the business of that Person away from Draxis.

(c) REASONABLENESS

         You agree that the obligations set out in Section 17(b) together with your other obligations under this Agreement are reasonably necessary for the protection of Draxis' proprietary and business interests and you expressly agree that:

         (i) the scope of each of the obligations set out in Section 17(b) is in all respects, and in particular, in respect of area, time and subject matter, necessary and reasonable because Draxis is marketing its products on a North American basis; and

         (ii) given your general knowledge and experience, the obligations set out in Section 17(b) will not preclude you from becoming gainfully employed with other employers who are not Competitors following termination of your employment under this Agreement.

(d) DEFINITIONS

         For purposes of this Agreement,

         (i) "Competitor" shall mean any Person which engages or is preparing to engage, in whole or in part, in the design, development, manufacture, marketing or sale of any products or services which compete directly with a product or service which, at the time of termination of your employment under this Agreement, Draxis is marketing or preparing to market; and

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                                      -7-

         (ii) "Person" shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

18.  BREACH OF AGREEMENT

     You acknowledge that any breach of the obligations set out in Section 17(b) by you will result in material damage to Draxis, although it may be difficult for Draxis to establish the monetary value of such damage. You therefore agree that Draxis shall be entitled to injunctive relief, in addition to any other remedies available to it, in a court of appropriate jurisdiction in the event of any breach or threatened breach by you of any of the provisions of this Agreement.

19.  TERMINATION OF EMPLOYMENT

     (a) TERMINATION BY DRAXIS FOR CAUSE

     Draxis may terminate your employment under this Agreement at any time for cause without notice and without payment of any kind of compensation either by way of anticipated earnings or damages of any kind.

     (b) TERMINATION BY DRAXIS WITHOUT CAUSE BUT WITH NOTICE

     Draxis may terminate your employment under this Agreement at any time without cause by providing to you two years actual notice of termination. At its sole discretion, Draxis may provide to you a shorter period of notice of termination, in which case, the payments referred to in Section 19(c) shall be applicable, but such payments as may be required by Sections 19(c)(1) and
(4) shall be reduced by the notice provided, so that the total notice and compensation in lieu of notice provided to you shall be equal to two years from the date you are advised of the termination.

     (c) TERMINATION BY DRAXIS WITHOUT CAUSE AND WITHOUT NOTICE

     Draxis may terminate your employment under this Agreement at any time without cause by providing to you actual notice of termination to take effect immediately.

     Except as outlined in Section 19(d), if your employment under this Agreement is terminated without cause pursuant to this section, Draxis shall:

         (1) pay to you a severance allowance equal to two years of your then Base Salary in a lump sum within two weeks following the date of such termination;

         (2) pay to you all outstanding vacation pay and any earned but unpaid salary up to and including the date



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                                      -8-

                of such termination within two weeks following the date of such termination;

         (3) reimburse you for all business expenses incurred by you up to and including the date of such termination upon provision by you of applicable receipts;

         (4) ensure that it has complied with all statutory obligations imposed by the EMPLOYMENT STANDARDS ACT (Ontario); and

         (5) pay to you when due any Incentive or Discretionary Bonuses earned by you under this Agreement up to and including the date of such termination.

     The payment referred to in Section 19(c)(1) shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following such termination or otherwise mitigating any damages arising from such termination but shall be subject to set off for amounts owing pursuant to Section 4(iii). Further, notwithstanding Section 19(c)(4), the payment referred to in Section 19(c)(1) is inclusive of all statutory payments which may be owed to you.

     (d) TERMINATION PAYMENT FOLLOWING A CHANGE OF CONTROL

(1) In accordance with Section 19(d)(2), if there is a Change of Control (as defined below), you shall be entitled to the following:

         A. any unearned but unpaid salary up to and including the date of termination;

         B. any outstanding vacation pay up to and including the date of termination;

         C. a lump sum amount equal to three times your annual Base Salary on the date of termination;

         D. any statutory obligations imposed by the EMPLOYMENT STANDARDS ACT (Ontario); and

         E. when due, any Incentive or Discretionary Bonuses earned by you under this Agreement up to and including the date of such termination.

     The payment referred to in Section 19(d)(1)(C) above shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate

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                                      -9-

employment following termination or otherwise mitigating any damages arising from termination but shall be subject to set off for amounts owing pursuant to
Section 4(iii). Further, notwithstanding Section 19(d)(1)(D), the payment referred to in Section 19(d)(1)(C) is inclusive of all statutory payments which may be owed to you.

(2) The payments referred to in Section 19(d)(1) shall become due and payable if, and only if:

         A. there has been a Change of Control; and

         B. within 12 months following the Change of Control:

            (i) your employment under this Agreement is terminated without cause; or

            (ii) by its conduct Draxis (or other successor employer) constructively terminates your employment including by:

                   - relocating your principal office more than 20 kilometres from the location of your office on the date immediately prior to the Change of Control without your consent; or

                   - materially reducing your title, reporting relationships, responsibilities or authorities without your consent; or

                   - reducing your Base Salary or other remuneration or terminating or materially reducing the value of your benefit programs, including, but not limited to, those referred to in Section 5; and

         C. you elect in writing to terminate your employment under this Agreement and to receive the payments referred to in Section 19(d)(1).

(3) For purposes of this Agreement, "Change of Control" means the occurrence at any date following execution of this Agreement of any of the following events:

     A. any change in the ownership, as of the date of this Agreement, direct or indirect, of the outstanding shares of Draxis, as a result of which a Person or group of Persons, holds shares and/or other securities of Draxis in excess of the number which, directly or following conversion or exercise thereof will entitle the holders thereof to cast 20% or more of the votes attaching all shares and/or other securities of Draxis which may be cast to elect the directors of Draxis; or



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                                     -10-

     B. the sale, transfer, lease or other disposition of 50% or more of the assets of Draxis to an arm's length Person.

     Draxis shall use its best efforts to require any successor (whether direct or indirect) to all or substantially all of its shares and/or assets of Draxis to expressly agree to assume and to perform this Agreement in the same manner that Draxis would have been required to perform it if no such succession had occurred. If Draxis fails to obtain such agreement from any successor prior to the effective date of such succession, such failure shall be deemed to be a termination of your employment by Draxis and such termination shall be deemed to have occurred on the date immediately prior to the Change of Control. In such event, Sections 19(b) or (c) will not be applicable, and Draxis shall make the payments referred to in Section 19(d)(1).

     (e) TERMINATION BY DRAXIS WITHOUT CAUSE UPON DISABILITY

     If, as a result of incapacity due to physical or mental illness, you are unable to render services of substantially the kind and nature, and substantially to the extent, required to be rendered in accordance with this Agreement, and if such incapacity is expected to continue for a period of at least six consecutive months from the date such incapacity commenced ("Absence Date"), this Agreement may be deemed to be frustrated. Your employment hereunder shall cease effective on the tenth day following written notice to you, provided that prior to such notice Draxis has been furnished with the written certification of a qualified medical doctor designated by Draxis and you jointly which states that you are, and are expected to continue to be for at least six consecutive months from the Absence Date, unable to render such services by reason of such incapacity and the date upon which such incapacity commenced. If Draxis and you are unable to agree on the designation of a qualified medical doctor to make such determination, then each party shall designate a medical doctor who, together, shall agree upon a third qualified medical doctor to make such determination. The decision of the third medical doctor shall be binding on Draxis and you. You consent to submit to such examination as may be required by any such medical doctor or doctors.

     If your employment ceases pursuant to this section, you shall be entitled to receive the following:

(1) any earned but unpaid salary up to and including the date upon which your employment ceases;

(2) any outstanding vacation pay up to and including the date upon which your employment ceases;

(3) when due, any Incentive or Discretionary Bonuses earned by you under this Agreement up to and including the date upon which your employment ceases; and



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(4) an amount equal two times your then current Base Salary, such amount to be payable in 48 regular payments on the regular Draxis semi-monthly pay days, provided that, if you are in receipt of disability benefits payable pursuant to the benefit plans described in Section 5, then the amount of any such payment payable by Draxis for a pay period shall be reduced by an amount equal to the disability benefits payment received by you during that pay period.

   (f)  DEATH

   In the event that you should die, your employment under this Agreement shall automatically terminate. All salary, vacation pay and any Incentive or Discretionary Bonus earned but unpaid to your date of death will be paid to your estate, and no other payment or any compensation either by way of anticipated earnings or damages of any kind shall be paid.

   (g)  RESIGNATION AND RETIREMENT

   You shall provide Draxis with three months notice, in writing, of your resignation or your retirement from Draxis.

   (h)  NO FURTHER NOTICE OR COMPENSATION

   For further clarity, in the event of termination of your employment under this Agreement for any reason, the terms provided in the event of termination under the Draxis Stock Option Plan, the Draxis Stock Purchase Bonus Plan and the Draxis Employee Participation Share Purchase Plan shall apply.

20.  FAIR AND REASONABLE

     The parties confirm that the notice requirements and pay in lieu of notice provisions set out above in Section 19 are fair and reasonable and that no further notice or payments of any kind are owed or required upon the termination of your employment under this Agreement as a consequence of such termination.

21.  RETURN OF PROPERTY

     In the event your employment with Draxis is terminated for any reason, including resignation or retirement, you will immediately return to Draxis all Draxis property in your possession or under your control including, without limitation, the computer and cellular phone identified in Section 13.


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22.  PROVISIONS OPERATING FOLLOWING TERMINATION

     Notwithstanding any termination of your employment, with or without cause, Sections 17, 18, 19, 20, 21 and any other provision of this Agreement necessary to give it efficacy shall continue in full force and effect following such termination.

23.  NOTICE

     Any notice to be given in connection with this Agreement shall be given in writing and may be given by personal delivery or by facsimile addressed to the recipient as follows:

     To:   James A.H. Garner
           14 MacNaughton Road
           Toronto, Ontario
           M4G 3H4

           Fax No.:   (416) 488-7903

     To:   Dr. Martin Barkin
           Chief Executive Officer
           Draxis Health Inc.
           6870 Goreway Drive
           Mississauga, Ontario
           L4V 1P1

           Fax No.:   905-677-5494

or such other address or facsimile number as may be designated by notice by either party to the other. Any notice given by personal delivery shall be deemed to have been given on the day of actual delivery to the appropriate address. Any notice given by facsimile shall be deemed to have been given when sent to the appropriate number and receipt is confirmed.

24.  GOVERNING LAW

     This Agreement shall be governed by and construed in accordance with the law of the Province of Ontario.

25.  BENEFIT OF AGREEMENT

     This Agreement shall ensure to the benefit of and be binding upon your heirs, executives, administrators and legal personal representatives and the successors and assigns of Draxis respectively.


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26.  ENTIRE AGREEMENT

     This Agreement and the Confidentiality Agreement and the Code of Ethics constitute the entire agreement between the parties with respect to your terms and conditions of employment and cancel and supersede any prior understandings and agreements between the parties. There are no representations, warranties, forms, conditions, undertakings or collateral agreements expressed, implied or statutory between the parties other than as expressly set forth in this Agreement and the Confidentiality Agreement and the Code of Ethics.

     To acknowledge that the terms of employment as expressed in this Agreement are acceptable to you, please execute the enclosed copies of this Agreement and the Confidentiality Agreement and the Code of Ethics and return them to me.

                                       Yours truly,

                                       DRAXIS HEALTH INC.

                                       Per:

                                       /s/ Martin Barkin

                                       Martin Barkin, M.D., F.R.C.S.C
                                       President & C.E.O.

     I accept the offer of employment with Draxis as Vice-President Finance and Chief Financial Officer on the terms and conditions as outlined above.

     Dated at Toronto, as of the 3rd day of September, 1996.


/s/ J. Le Saux                         /s/ James A.H. Garner
-------------------------              -----------------------------
      Witness                              James A.H. Garner